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EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Entity	State/Country of Organization
BladeLogic Deutschland GmbH	Germany
BladeLogic France, Sarl	France
BladeLogic Italy srl.	Italy
BladeLogic Japan Kabushiki Kaisha	Japan
BladeLogic Netherlands B.V.	Netherlands
BladeLogic Software Services Private Limited	India
BladeLogic Switzerland GmbH	Switzerland
BladeLogic UK, Limited	United Kingdom

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  EXHIBIT 21.1